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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [ ] Form 20-K  [ ] Form 10-Q  [ ] Form N-SAR

                       For Period Ended: January 31, 2004
                      ------------------------------------


                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-K
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:___________________


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

Full name of registrant                              Oneida Ltd.
Address of principal executive office                163-181 Kenwood Avenue
City, State and zip code                             Oneida, New York 13421-2829




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                        PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

On March 17, 2004, the Company issued a press release in which it announced its financial results for the fiscal year ended January 31, 2004. Late during the course of preparation of the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2004, a question arose as to whether the Company's current designation of one reportable segment complies with the requirements of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). It is now anticipated that the Company will likely report information in a greater number of segments. The designation of additional reportable segments pursuant to SFAS 131 is also anticipated to result, retroactively, in a greater number of reporting units pursuant to Statement of Financial Accounting Standards
No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). As such, the Company will need to reassess its impairment reviews of goodwill.

The Company has begun the work required to properly report on the greater number of operating segments and to assess potential impairments of goodwill and other non-current assets associated with those newly defined operating segments. As of the date hereof, this work has not yet been completed. As a result, the Company has not been able to complete its financial statements or other portions of its annual report on Form 10-K in time for filing within the prescribed time period.



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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Gregg R. Denny         (315)                            361-3000
           (Name)             (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ X ] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report a loss of $99,211,000 for the fiscal year ended January 31, 2004, as compared to income of $9,222,000 for the prior fiscal year ended January 25, 2003 due to declining revenues and restructuring charges. As described in Part III above, the Company is assessing whether a potential impairment exists under SFAS 142. If an impairment is identified, it could result in an adjustment to the Company's previously reported results. The Company expects that the increase in the number of reportable segments will not materially affect the Company's results of operations for fiscal year ended January 31, 2004 as previously reported in its press release dated March 17, 2004.

                                   ONEIDA LTD.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 15, 2004                      By: /s/ GREGG R. DENNY
                                              ------------------
                                                  Gregg R. Denny
                                                  Chief Financial Officer





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